Exhibit 99.2

Index to Unaudited Condensed Consolidated Interim Financial Statements

uniQure N.V.

Unaudited Condensed Consolidated Statements of Financial Position

(€ in thousands)

		December 31,	March 31,
	Note	2015	2016
Assets
Non-current assets
Goodwill	6	442	442
Intangible assets other than Goodwill	6	7,209	7,030
Property, plant and equipment	7	23,820	23,602
Other non-current assets	8	1,142	1,650
Total non-current assets		32,613	32,724
Current assets
Receivables from related parties	14	3,792	1,504
Trade and other receivables		1,730	3,606
Inventories		435	407
Cash and cash equivalents		203,532	184,643
Total current assets		209,489	190,160
Total assets		242,102	222,884
Equity
Share capital		1,216	1,241
Share premium		344,803	345,530
Other reserves		26,026	27,633
Accumulated deficit		(252,561)	(273,137)
Total equity	9, 10	119,484	101,267
Liabilities
Non-current liabilities
Borrowings	11	13,434	11,860
Derivative financial instruments - related party	3	530	351
Deferred rent		5,737	5,484
Deferred revenue	12	75,852	74,665
Contingent consideration	3	2,687	2,741
Total non-current liabilities		98,240	95,101
Current liabilities
Trade and other payables		11,220	11,865
Derivative financial instruments - related parties	3	992	541
Borrowings	11	5,124	5,986
Borrowings - derivative	3	238	132
Deferred rent		579	567
Deferred revenue	12	6,225	6,098
Provisions	1	—	1,327
Total current liabilities		24,378	26,516
Total liabilities		122,618	121,617
Total equity and liabilities		242,102	222,884

The notes are an integral part of these Condensed Consolidated Interim Financial Statements.

uniQure N.V.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(€ in thousands, except share and per share data)

		Three months ended
		March 31,
	Note	2015	2016
License revenues		221	1,101
Collaboration revenues		886	2,801
Total revenues	12	1,107	3,902
Cost of goods sold		—	(76)
Other income		206	401
Research and development expenses		(10,106)	(15,128)
Selling, general and administrative expenses		(4,159)	(6,604)
Other gains/(losses), net	1	4,245	(4,058)
Total operating costs		(9,814)	(25,465)
Operating result		(8,707)	(21,563)
Finance income		19	1,520
Finance expense		(3,950)	(533)
Finance income/(expense), net		(3,931)	987
Result before corporate income tax		(12,638)	(20,576)
Corporate income tax		—	—
Net loss		(12,638)	(20,576)
Items that may be subsequently reclassified to profit or loss
Currency translation differences on foreign operations		1,371	(657)
Other comprehensive income/(loss)		1,371	(657)
Total comprehensive loss		(11,267)	(21,233)
Loss per share attributable to the equity holders of the
Company during the period:
Basic and diluted loss per share	13	(0.69)	(0.83)

The notes are an integral part of these Condensed Consolidated Interim Financial Statements.

uniQure N.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(€ in thousands)

		Total
		share	Share	Other	Accumulated	Total
	Note	capital	premium	reserves	deficit	equity
Balance at January 1, 2015		905	206,111	17,149	(181,081)	43,084
Result for the period		—	—	—	(12,638)	(12,638)
Other comprehensive income/(loss)		—	—	1,371	—	1,371
Total comprehensive loss		—	—	1,371	(12,638)	(11,267)
Capital contributions		16	131	—	—	147
Share based payment/expense		—	—	1,809	—	1,809
Balance at March 31, 2015		921	206,242	20,329	(193,719)	33,773
Result for the period		—	—	—	(58,842)	(58,842)
Other comprehensive income/(loss)		—	—	(121)	—	(121)
Total comprehensive loss		—	—	(121)	(58,842)	(58,963)
Capital contributions		295	139,173	—	—	139,468
Share issuance costs		—	(612)	—	—	(612)
Share based payment/expense		—	—	5,818	—	5,818
Balance at December 31, 2015	9	1,216	344,803	26,026	(252,561)	119,484
Result for the period		—	—	—	(20,576)	(20,576)
Other comprehensive income/(loss)		—	—	(657)	—	(657)
Total comprehensive loss		—	—	(657)	(20,576)	(21,233)
Capital contributions		25	727	—	—	752
Share based payment/expense		—	—	2,264	—	2,264
Balance at March 31, 2016	9	1,241	345,530	27,633	(273,137)	101,267

The notes are an integral part of these Condensed Consolidated Interim Financial Statements.

uniQure N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(€ in thousands)

		Three months ended
		March 31,
	Note	2015	2016
Cash flow from operating activities
Net loss		(12,638)	(20,576)
Adjustments for:
Amortization on intangible assets	6	—	189
Depreciation	7	897	1,237
Lease incentive		613	(391)
Loss/(gain) on derivatives	3	1,467	(736)
Loss/(gain) on foreign exchanges		(3,044)	2,188
Share-based expenses	10	1,809	2,264
Changes in provisions	1	—	1,327
Changes in trade and other receivables		(411)	412
Changes in inventories		47	28
Changes in other current liabilities		(397)	999
Changes in deferred revenue	12	61	(1,314)
Cash used in operations		(11,596)	(14,373)
Interest paid		(449)	(476)
Net cash used in operating activities		(12,045)	(14,849)
Cash flow from investing activities
Purchases of intangible assets	6	(769)	(10)
Purchases of property, plant and equipment	7	(1,268)	(1,284)
Changes in restricted cash	8	—	(555)
Interest received		30	28
Net cash used in investing activities		(2,007)	(1,821)
Cash flow from financing activities
Proceeds from shares issued	9	147	752
Payments of finance lease		(41)	(44)
Net cash generated from financing activities		106	708
Net decrease in cash and cash equivalents		(13,946)	(15,962)
Currency effect cash and cash equivalents		3,924	(2,927)
Cash and cash equivalents at January 1		53,219	203,532
Cash and cash equivalents at March 31		43,197	184,643

The notes are an integral part of these Condensed Consolidated Interim Financial Statements.

uniQure N.V.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

1. General information

1.1 Reporting entity

uniQure N.V. (“uniQure” or the “Company”) is a biopharmaceutical company, incorporated and domiciled in the Netherlands, with its headquarters at Meibergdreef 61, 1105 BA, Amsterdam. These Condensed Consolidated Interim Financial Statements as at and for the three months ended March 31, 2016, comprise the financial statements of the Company and its subsidiaries. As used in these Condensed Consolidated Interim Financial Statements, unless the context indicates otherwise, all references to “uniQure” or the “Company” refer to uniQure and its subsidiaries.

The Company is a leader in the field of gene therapy with the first product to receive regulatory approval in the European Union, commercial-scale manufacturing capabilities, a broad pipeline of product candidates targeting liver/metabolic, central nervous system (“CNS”) and cardiovascular diseases, and multiple collaborations designed to advance the promise of gene therapy to patients.

No changes in the Company’s structure occurred in the three months ended March 31, 2016. A list of subsidiaries is included in the Consolidated Financial Statements for the year ended December 31, 2015.

1.2 General information

These Condensed Consolidated Interim Financial Statements are unaudited.

1.3 Significant transactions

The Company recognized a provision of €1.3 million during the three months ended March 31, 2016, in relation to the ongoing arbitration proceedings with Extera Partners LLC (“Extera Partners”).

On December 11, 2013, the Company received a formal request for arbitration from Extera Partners, a consulting firm based in Cambridge, Massachusetts, alleging a fee to be due in respect of consulting services provided to the Company in connection with a partnering transaction. The International Court of Arbitration at the International Chamber of Commerce received the request for arbitration on December 12, 2013. The amount claimed is 2.5% of all proceeds, including equity investments, the Company received from Chiesi pursuant to the collaboration agreements entered into in April 2013.

On May 12, 2014, the ICC appointed and confirmed a sole arbitrator. On October 1, 2014, Extera Partners filed its Statement of Case that includes an estimated claim based on the formula mentioned above and on Extera’s estimate of potential future revenues. An evidentiary hearing took place in July 2015 and post hearing briefs and reply submissions were filed in October 2015.

On April 5, 2016, the Company was notified of a partial award of the sole arbitrator. The sole arbitrator partially found in Extera Partners’ favor and held that it was entitled to €581,000 (plus interest) in success fees in respect of consideration received to date in connection with the relevant partnering transactions. Decisions on Extera Partners’ claim for a success fee in respect of potential future revenues in connection with the relevant partnering transactions, and on the costs of the arbitration, will be made in further proceedings. The Company intends to continue to vigorously defend against Extera Partners’ claims. During the three months ended March 31, 2016, the Company accrued €1.3 million in success fees, legal fees and interest (presented in lines Other gains/(losses) in the Condensed Consolidated Statements of Comprehensive Loss and Provisions in the Condensed Consolidated Statements of Financial Position).

2. Basis of preparation

2.1 Basis of accounting

These Condensed Consolidated Interim Financial Statements are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. Certain information and disclosures normally included in Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) have been condensed or omitted. Accordingly, these Condensed Consolidated Interim Financial Statements should be read in conjunction with the Company’s Annual Consolidated Financial Statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS (“Consolidated Financial Statements”). The Consolidated Financial Statements are included in the Company’s Annual Report on Form 20-F filed with the SEC on April 4, 2016.

These Condensed Consolidated Interim Financial Statements were authorized for issue by the Supervisory Board on May 26, 2016.

2.2 Significant accounting policies

The accounting policies applied in these Condensed Consolidated Interim Financial Statements are consistent with those applied in the Consolidated Financial Statements. The Company did not apply any new standards or amendments with a material impact on the Condensed Consolidated Interim Financial Statements.

2.3 Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires the use of accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Consolidated Financial Statements.

3. Financial instruments

3.1 Financial risk management

uniQure’s financial risk management policies are described in the Consolidated Financial Statements.

3.2 Maturity, carrying amount and fair values

The table below analyzes the Company’s financial liabilities in relevant maturity groupings based on the length of time until the contractual maturity date, as at the reporting date.

		Less than	Between 1	Between 2	Over 5
	Undefined	1 year	and 2 years	and 5 years	years
	(€ in thousands)
At December 31, 2015
Borrowings (excl. financial lease liabilities)	—	7,062	8,360	6,528	—
Financial lease liabilities	—	134	—	—	—
Trade and other payables	—	11,086	—	—	—
Contingent consideration	14,500	—	—	—	—
Derivative financial instruments	—	1,230	—	530	—
Total	14,500	19,512	8,360	7,058	—
At March 31, 2016
Borrowings (excl. financial lease liabilities)	—	7,751	8,016	4,823	—
Financial lease liabilities	—	90	—	—	—
Trade and other payables	—	11,775	—	—	—
Contingent consideration	14,500	—	—	—	—
Derivative financial instruments	—	673	—	351	—
Total	14,500	20,289	8,016	5,174	—

The amounts disclosed in the table are the contractual undiscounted cash flows. Amounts due within 12 months equal their carrying value as the impact of discounting is not significant.

Due to uncertainty of timing of achieving milestones, the timing of the amount of contingent consideration is labelled as undefined. As at March 31, 2016, the Company expects having to settle the milestone obligations between April 2017 and 2020. When due, the obligations can be settled either in cash or in a variable number of Company shares.

The borrowings, financial lease liabilities and trade and other payables are measured at amortized cost and the carrying amount is a reasonable approximation of the fair value. The contingent consideration and derivative financial instruments are measured at fair value, in accordance with the principles set out in Note 3.3.

3.3 Measurement of fair values

As of March 31, 2016, the contingent consideration and derivative financial instruments are measured at fair value using significant inputs not based on observable market data, and therefore included in level 3 per IFRS.

The movement in the fair value of these level 3 instruments in the three months ended March 31, 2015, and 2016, is as follows:

		Derivative
	Contingent	financial
	consideration	instruments	Total
	(€ in thousands)
At January 1, 2015	1,454	852	2,306
(Gains) / losses recognized in profit or loss	(203)	1,467	1,264
At March 31, 2015	1,251	2,319	3,570

		Derivative
	Contingent	financial
	consideration	instruments	Total
	(€ in thousands)
At January 1, 2016	2,687	1,760	4,447
(Gains) / losses recognized in profit or loss	54	(736)	(682)
At March 31, 2016	2,741	1,024	3,765

Contingent consideration

The acquisition of InoCard GmbH (“InoCard”) in July 2014 resulted in contingent consideration. The maximum, undiscounted contingent consideration upon achieving clinical milestones amounts to €14.5 million. The fair value of the contingent consideration is estimated as the expected (i.e. probability-weighted) present value of the milestone payments and based on a discount rate of 30%. Key inputs in the present value calculation are the probability of success of achieving the various milestones as well as the timing at which they are estimated to have been achieved. The fair value of this contingent consideration is re-measured every reporting date with changes recognized in profit or loss for the period (as Research and development expense).

The Company conducted a sensitivity analysis related to the contingent consideration. Varying the unobservable inputs such as the timing and probability of success (“POS”) in achieving the milestones, results in the following fair value changes.

	December 31,	March 31,
	2015	2016
	(€ in thousands)
Increase/(decrease) in fair value
Moving out of all milestones by 6 months	(287)	(289)
Increasing the POS for the first milestone by 20%	537	548
Decreasing the POS for the first milestone by 20%	(537)	(549)
Reducing the discount rate from 30% to 20%	1,128	1,150
Increasing the discount rate from 30% to 40%	(514)	(527)

In addition, the fair value of the Contingent consideration is affected by the timing of future products sales that will trigger further royalty payments to the former shareholders of InoCard.

Derivative financial instruments — related party (non-current)

The warrants granted to Bristol-Myers Squib (“BMS”) under the collaboration agreement which closed in the second quarter of 2015 are derivative financial instruments to a related party and are classified as non-current. The warrants, the Seventh Collaboration Warrant and the Tenth Collaboration Warrant (as defined in the respective agreements), each provide BMS the right to purchase an additional 5% equity ownership immediately after the exercise of each such warrants. The Seventh Collaboration Warrant, which grants BMS the right to purchase uniQure ordinary shares up to a number of ordinary shares, in the aggregate, equaling a 14.9% ownership stake immediately after such purchase, can be exercised on the later of (i) the date on which uniQure receives from BMS the Target Designation Fees (as defined in the collaboration agreements) associated with the first six New Targets (as defined in the collaboration agreements) and (ii) the date on which BMS designates the sixth New Target. The Tenth Collaboration Warrant, which grants BMS the right to purchase uniQure ordinary shares up to a number of ordinary shares, in the aggregate, equaling a 19.9% onwership stake immediately after such purchase, can be exercised on the later of (i) the date on which uniQure receives from BMS the Target Designation Fees (as defined in the collaboration agreements) associated with the first nine New Targets (as defined in the collaboration agreements) and (ii) the date on which BMS designates the ninth New Target.

The exercise price in respect of each warrant will be equal to the greater of (i) the product of $33.84 multiplied by a compounded annual growth rate of ten percent (10%); and (ii) the product of 1.10 multiplied by the volume weighted average price of the Company’s stock for the 20 trading days ending on the date that is five trading days prior to the date of a notice of exercise delivered by BMS.

The methodology applied to measure the fair value of the warrants is a Monte-Carlo simulation. The valuation model incorporated several inputs, including the underlying share price at the reporting date, the risk free rate adjusted for the period affected, an expected volatility based on a peer group analysis, the expected yield on any dividends, management’s expectations of reaching certain trigger events for the exercising of the warrants, and management’s expectations regarding the number of ordinary shares that would be issued upon exercise of the warrants. Additionally, the model assumes BMS will exercise the warrants only if it is financially rational to do so. The fair value of the BMS warrants is re-measured every reporting date with changes recognized in profit or loss for the period (as finance income or expense).

The Company conducted a sensitivity analysis to assess the impact on the fair market valuation of changing certain assumptions. Specifically, the Company examined the impact on the fair market valuation of the financial instruments assuming annualized volatility of 70% for the Seventh and Tenth Collaboration Warrants. A further sensitivity analysis was performed assuming the exercise date of the warrants would occur one year later than what was assumed in the initial valuation. The table below illustrates the impact on the fair value associated with these changes in assumptions:

	7th warrant	10th warrant	Total
	(€ in thousands)
Base case	184	167	351
Increase volatility by 10% to 80%	280	244	524
Extend exercise dates by one year	221	181	402

Derivative financial instruments — related parties (current)

The Company in prior years issued the following warrants related to financing arrangements:

•                  Warrants which survived the conversion of a shareholder loan in 2013 (related parties)

•                  Warrants issued in connection with the Hercules Loan facility (see note 11)

The total number of warrants outstanding as at March 31, 2016, is 170,802, while in December 31, 2015 the total number of warrants outstanding was 170,802.

The fair value of the warrants is measured using the Black-Scholes model. Assumptions are made on inputs such as time to maturity, volatility and risk free rate, in order to determine the fair value per warrant. The fair value of these warrants is re-measured every reporting date with changes recognized in profit or loss for the period (as finance income or expense).

The Company conducted a sensitivity analysis to assess the impact on the fair value by changing certain assumptions. The effect on the fair value of changing these parameters by 10% is presented in the below table:

	Share price	Volatility	Time to maturity
	(€ in thousands)
- 10%	553	609	641
Base Case	673	673	673
+ 10%	798	734	702

4. Seasonality of operations

The Company’s financial results have varied substantially, and are expected to continue to vary, from quarter to quarter. The Company therefore believes that period-to-period comparisons should not be relied upon as indicative of future financial results. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

5. Segment information

The Company’s “chief operating decision-maker” regularly reviews and determines whether a particular component of uniQure’s activities constitutes a separate operating segment  by identifying and reviewing the allocation of resources to that component of uniQure’s activites and/or assessing the performance of that particular component of uniQure’s activities. The Management Board is identified as the “chief operating decision-maker,” and reviews the consolidated operating results regularly to make decisions about the resources and to assess overall performance. The Management Board regularly reviews total cash operating expenditures by departmental area (CEO, CFO, COO, CMO and CSO). The Management Board has determined that the activities of uniQure are one segment, which comprises the discovery, development and commercialization of innovative gene therapies and the segmental analysis is the same as the analysis for uniQure as a whole.

6. Intangible assets

		Capitalization	In-process
	License	of development	research &		Capitalized
	fees	expenses	development	Goodwill	software	Total
	(€ in thousands)
Cost	5,266	9,310	4,665	442	68	19,751
Accumulated amortization and impairment	(3,000)	(8,936)	(164)	—	—	(12,100)
Carrying amount January 1, 2016	2,266	374	4,501	442	68	7,651
Additions	—	—	—	—	10	10
Amortization expense	(118)	(7)	(61)	—	(3)	(189)
Carrying amount March 31, 2016	2,148	367	4,440	442	75	7,472
Cost	5,266	9,310	4,665	442	78	19,761
Accumulated amortization and impairment	(3,118)	(8,943)	(225)	—	(3)	(12,289)
Carrying amount March 31, 2016	2,148	367	4,440	442	75	7,472

Amortization expense of €0.2 million for the three months ended March 31, 2016, (three months ended March 31, 2015: € nil) has been charged to cost of goods sold and research and development expense.

7. Property, plant and equipment

	Leasehold	Construction	Lab	Office
	improvements	in process	equipment	equipment	Total
	(€ in thousands)
Cost	16,845	738	13,300	2,979	33,862
Accumulated depreciation	(3,504)	—	(4,653)	(1,885)	(10,042)
Carrying amount January 1, 2016	13,341	738	8,647	1,094	23,820
Reclassifications	150	(1,335)	1,128	57	—
Additions	—	1,436	305	82	1,823
Depreciation expense	(509)	—	(568)	(160)	(1,237)
Currency translation effects	(525)	(20)	(232)	(27)	(804)
Carrying amount March 31, 2016	12,457	819	9,280	1,046	23,602
Cost	16,361	819	14,430	3,071	34,681
Accumulated depreciation	(3,904)	—	(5,150)	(2,025)	(11,079)
Carrying amount March 31, 2016	12,457	819	9,280	1,046	23,602

As at March 31, 2016, the Company is currently making leasehold improvements of €0.4 million to the Company’s newly leased premises in the Netherlands (see note 15) and improvements of €0.3 million in the Lexington facility.

Depreciation expense of €1.2 million for the three months ended March 31, 2016 (three months ended March 31, 2015: €0.9 million) has been presented as “Research and development expense” where it relates to the Lexington facility and equipment, and to “Selling, general and administrative expense” for other property, plant and equipment.

8. Other non-current assets

The other non-current assets relate to refundable security deposits for the facility leases in Amsterdam and Lexington. During the three months ended March 31, 2016, €0.6 million has been deposited with regard to the new lease agreement in the Netherlands (see note 15).

9. Equity

The movement in the number of shares issued, share capital and share premium for the three months ended March 31, 2016, is as follows:

	Shares	Share capital	Share premium	Total equity
	(number)	(€ in thousands)
January 1, 2016	24,327,944	1,216	344,803	346,019
Exercise of options	312,400	16	727	743
Distribution of restricted stock units	179,068	9	—	9
March 31, 2016	24,819,412	1,241	345,530	346,771

The Company issued ordinary shares upon exercise of share options by employees and service provider 4D Molecular Therapeutics (“4D”) and upon distribution of restricted stock units.

On December 31, 2015 and March 31, 2016, a total of 7,258 shares were held in treasury. All shares issued by the Company were fully paid.

Other reserves

The expenses related to equity-settled share-based payment transactions with employees and service providers are recognized in the Statements of Comprehensive Loss, together with a corresponding increase in equity during the service period. See note 10 for further information.

As at March 31, 2016, the Company has legally restricted reserves for the capitalization of development costs of €0.4 million , compared with legally restrictive reserves of €0.4 million at December 31, 2015 and for a currency translation adjustment of €1.8 million, compared with a currency translation adjustment of €2.4 million at December 31, 2015. Under Dutch law, the restricted reserve for the capitalization of development costs is non-distributable to the Company’s shareholders. Only the reserve for the currency translation adjustment is reflected in the Company’s equity, under other reserves.

10. Share-based payment transactions

The Condensed Consolidated Interim Financial Statements do not include all disclosures for share-based payment transactions that are required in annual financial statements, and should be read in conjunction with the Company’s Consolidated Financial Statements.

The Company’s shareholders in June 2015 approved the amended 2014 Share Incentive Plan (“Amended 2014 Plan”). The Company issued share options, restricted stock units and performance stock units under the Amended 2014 Plan. Options issued under the Company’s previous share incentive plan, approved in May 2012 (“2012 Plan”), vested in full upon the Company’s February 2014 IPO. The other plans include options granted to the shareholders of 4D and an option granted to an executive under Rule 5653(c)(4) of the NASDAQ Global Market, as a material inducement to enter into employment with the Company in July 2015.

The movement in the number of share options granted under the plans is as follows:

	2012 Plan		2014 Plan		Other plans
	Number	Exercise Price	Number	Exercise Price	Number	Exercise Price
January 1, 2016	1,077,944	€4.02	2,248,226	$14.75	352,436	€0.05/$27.82
Granted	—	€—	221,500	$17.65	—	$—
Forfeited	—	€—	(56,315)	$15.35	—	$—
Exercised	(113,789)	€3.07	(46,175)	$9.36	(152,436)	€0.05
March 31, 2016	964,155	€4.13	2,367,236	$15.11	200,000	$27.82

The options outstanding at March 31, 2016 included 935,000 options, while at December 31, 2015 900,000 options were outstanding, which are subject to the approval of the Company’s shareholders at the 2016 annual general meeting of the shareholders. The share options granted in the three months ended March 31, 2016 included 35,000 share options awarded to Supervisory Board members (of which 25,000 vest in January 2017) and 122,500 share options granted to Senior Management.

The beneficiaries of the 4D option plan exercised their remaining 152,436 options outstanding upon vesting in February 2016.

The movement in the number of restricted/performance stock units issued under the 2014 Plan is as follows:

	Restricted	Performance
	stock units	stock units	Total
	Number
January 1, 2016	179,068	—	179,068
Granted	25,000	170,940	195,940
Forfeited	—	—	—
Distributed	(179,068)	—	(179,068)
March 31, 2016	25,000	170,940	195,940

The restricted stock units granted in the three months ended March 31, 2016, which were awarded to members of the Supervisory Board, vest in January 2017. They are subject to approval of the Company’s shareholders at the 2016 shareholder meeting.

The performance stock units granted in the three months ended March 31, 2016 are subject to the achievement of specified performance objectives for 2016, and the earned portion, if any, will vest on the third anniversary of the grant, subject to the grantee’s continued employment. The grants include 38,440 units to the Management Board and 122,500 units granted to other members of Senior Management.

Following their vesting on March 1, 2016, the Company distributed shares related to the restricted stock units granted to its former CEO, Joern Aldag.

During the three months ended March 31, 2016, the Company recognized expenses related to share-based payment transactions of €2.3 million, compared to  €1.8 million for the three months ended March 31, 2015.

11. Borrowings

All borrowings are under the Hercules Technology Growth Capital (“Hercules”) loan facility entered into on June 14, 2013, which was subsequently amended on June 26, 2014 (“Loan Facility”). The borrowings are presented net of expenses. The fair value of the borrowings equals the carrying amount, as the interest on the loan is deemed to be on market terms.

During the three months ended March 31, 2016, the Company recognized finance expenses of €0.5 million, compared to €0.5 million in the three months ended March 31, 2015, related to the borrowings. The Company also recognized a foreign exchange gain on the borrowings of €0.8 million for the three months ended March 31, 2016, compared to a loss of €2.0 million for the same period in 2015.

As of March 31, 2016, the Company is in compliance with the covenants of the Loan Facility.

12. Revenues and Deferred revenue

	Three months ended
	March 31,
	2015	2016
	(€ in thousands)
License revenues	221	1,101
Collaboration revenues	886	2,801
Total	1,107	3,902

	December 31,	March 31,
	2015	2016
	(€ in thousands)
Deferred revenue current portion	6,225	6,098
Deferred revenue	75,852	74,665
Total	82,077	80,763

License revenues and deferred revenues

The license revenues and deferred revenues relate to upfront and target designation payments received from the Company’s collaboration partners and are recognized as license revenue over the period of performance.

Collaboration revenues

Collaboration revenues, which are typically related to reimbursement from collaborators for the Company’s performance of research and development services under the respective agreements, are recognized on the basis of labor hours valued at a contractually agreed upon rate. Cost reimbursements to which the Company is entitled under agreements are recognized as collaboration revenues in the same quarter of the recorded cost they are intended to compensate.

The collaboration revenues relate to reimbursement of certain approved research and development expenses under the Company’s collaboration agreements with Chiesi Farmaceutici S.p.A. (“Chiesi”), Treeway B.V. (“Treeway”) and BMS. Specifically, the Company is eligible for reimbursement from Chiesi for 50% of the approved development costs related to the development of AMT-060 for hemophilia B and for 50% of the approved costs related to the Company’s Phase IV study and global registry for Glybera. Additionally, the Company is eligible for reimbursement from BMS for 100% of the approved research costs related to S100A1 and any other agreed upon targets contemplated in the collaboration agreement. The increase in the current period amount reflects the reimbursement of certain approved research expenses for S100A1 under the Company’s collaboration agreement with BMS.

13. Loss per share

Basic

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of issued and outstanding ordinary shares during the year.

	Three months ended
	March 31,
	2015	2016
Loss attributable to equity holders of the Company (€ in thousands)	(12,638)	(20,576)
Weighted average number of ordinary shares outstanding	18,332,137	24,696,643
Loss per Share (€)	(0.69)	(0.83)

Diluted

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding, assuming conversion of all dilutive potential ordinary shares. As the Company is loss making, all potential ordinary shares had an antidilutive effect, if converted, and thus have been excluded from the computation of loss per share.

	March 31,	March 31,
	2015	2016
BMS warrants	—	3,442,655
Warrants	170,802	170,802
Share options under 2012 Plan	1,495,982	964,155
Share options under 2014 Plan	1,267,250	2,367,236
Share options (other)	152,436	200,000
Restricted stock units (including performance based units)	179,068	195,940
Total potential ordinary shares	3,265,538	7,340,788

14. Related-party transactions

Key management personnel

In the three months ended March 31, 2015, and 2016, the Management Board received regular salaries, share-based payment and contributions to post-employment schemes. Additionally, members of the Supervisory Board received compensation for their services in the form of cash compensation and equity grants, which are subject to the approval of the shareholders at the annual general meeting. The compensation paid to key management personnel for the three months ended March 31, 2015 and 2016 was as follows:

		Short term		Post-
		employee	Share based	employment	Advisors
		benefits	payments	benefits	fee	Total
		(€ in thousands)
Three months ended March 31, 2015	Supervisory Board	—	291	—	65	356
	Management Board	307	454	15	—	776
		307	745	15	65	1,132
Three months ended March 31, 2016	Supervisory Board	—	82	—	68	150
	Management Board	320	627	—	—	947
		320	709	—	68	1,097

Refer to note 10 for information regarding share-based payment awarded to key management personnel.

Collaboration partners

In 2014, as part of a collaboration agreement between the Company and 4D, the Company entered into a share-based payment transaction with the shareholders of 4D (see note 10). One of 4D’s managing directors currently serves on the Supervisory Board of the Company.

The receivables from related parties as of March 31, 2016 included €1.5 million in accrued revenue from the BMS collaboration agreement, as compared to €0.9 million in accrued revenue as of December 31, 2015. The revenue from the collaboration agreement with BMS for the three months ended March 31, 2016 amounted to €1.5 million, compared to €0 for the three months ended March 31, 2015.

Chiesi ceased to be identified as a related party as of January 1, 2016, due to the continued decline in its relative beneficial ownership and other qualitative considerations. The €2.9 million receivable from Chiesi as of December 31, 2015 continued to be presented as a related party receivable from related parties in the Condensed Consolidated Statement of Financial Position as of December 31, 2015. The revenue from the collaboration agreement with Chiesi for the three months ended March 31, 2015 amounted to €0.9 million.

15. Commitments and contingent liabilities

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31,	March 31,
	2015	2016
	(€ in thousands)
No later than 1 year	2,882	2,558
Later than 1 year and no later than 5 years	8,063	11,219
Later than 5 years	6,335	22,124
Total	17,280	35,901

On March 1, 2016, the Company entered into a 16 year lease for a new 9,200 square meter facility in Amsterdam. The term commenced on March 1, 2016. The Company intends to initiate the consolidation of its three Amsterdam sites into the new site by the end of 2016. The future aggregate minimum lease payments under the non-cancellable term of the lease amount to €20.2 million.

16. Events after the reporting date

Extera Partners arbitration

On April 5, 2016, the Company was notified of a partial award of the sole arbitrator in its ongoing arbitration proceedings with Extera Partners (see note 1 for further details).

Proposed transition to One-Tier board

On May 9, 2016, the Company announced its intention to transition from the current two-tier Management Board and Supervisory Board structure to a single Board of Directors with executive and non-executive directors. The adoption of a single Board of Directors enables the Company to more deeply integrate executive and non-executive board members and reflects the corporate governance standards most familiar to the majority of its shareholder base. The Company believes this board structure will best enable uniQure to meet its future objectives.

The Company will propose to its shareholders at the Annual General Meeting on June 15, 2016 to adopt the one-tiered board structure. Subject to the approval of the one-tier board structure, the Company also will propose to:

•                  Appoint the Company’s current Chief Executive Officer, Mr. Daniel Soland, and Chief Financial Officer, Mr. Matthew Kapusta, as executive directors;

•                  Appoint certain of the Company’s current Supervisory Board members, including Dr. Sander van Deventer, Ms. Paula Soteropoulos, Dr. David Schaffer, Mr. Will Lewis and Mr. Philip Astley-Sparke, as non-executive directors;

•                  Appoint Jack Kaye as non-executive director.

As part of the governance transition, Mr. Ferdinand Verdonck and Mr. Joseph Fezcko plan to retire from the board.

Restatement of Hercules loan

On May 6, 2016, the Company executed a second amended and restated loan agreement (the “Restated Loan Agreement”) with Hercules. The Restated Loan Agreement includes a total commitment from Hercules of up to $40 million, of which $20 million is currently outstanding. The Company has not drawn down any additional loan amounts. The interest rate under the Restated Loan Agreement will initially be 8.25% per annum, subject to adjustment from time to time, with a backend fee of 4.85% and facility fee of 0.75%. The interest-only payment period under the Loan Agreement is initially set at 18 months from May 6, 2016, but can be extended to 24 months upon the Company raising a cumulative $30 million in up-front corporate payments and/or proceeds from equity financings (the “Raisings”) and to 36 months upon the Company raising a cumulative $50 million from Raisings. The loan facility will mature on March 1, 2020. No adjustment was made to the current portion of borrowings presented as at March 31, 2016, in relation to this restatement.

uniQure N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2016. You should read the following discussion and analysis together with the Unaudited Condensed Consolidated Interim Financial Statements and related notes. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission on April 4, 2016.

Overview

Our business was founded in 1998 by scientists who were investigating Lipoprotein Lipase Deficiency (“LPLD”) at the Academic Medical Center of the University of Amsterdam. We initially operated through our predecessor company, Amsterdam Molecular Therapeutics Holding N.V. (“AMT”). We acquired the business of AMT in the first half of 2012. Effective February 10, 2014, in connection with our initial public offering, we converted into a public company with limited liability (naamloze vennootschap) and changed our legal name from uniQure B.V. to uniQure N.V.

On February 5, 2014, we successfully completed our initial public offering, placing 5.4 million shares at $17.00 per share, raising total gross proceeds of $91.8 million (€67.3 million) and net proceeds of $85.4 million (€62.6 million). On April 15, 2015, we successfully completed a follow-on offering, placing 3.0 million shares at $29.50 per share, raising, after deducting underwriting discounts but before share issuance expenses, net proceeds of $83.2 million (€78.5 million).

We are a leader in the field of gene therapy and have a technology platform that we use as the basis for our proprietary and collaborative product candidates across three therapeutic focus areas:

1) Liver/metabolic disease

•                  AMT-060 for the treatment of hemophilia B, in which we are currently conducting a Phase I/II clinical trial;

•                  Our preclinical product candidate for the treatment of hemophilia A, for which we have demonstrated mechanistic proof of concept and are in the process of selecting a lead candidate; and

•                  Glybera, the first gene therapy product to receive regulatory approval in the European Union

2) Central nervous system (CNS) disease

•                  AMT-110 for the treatment of Sanfilippo B syndrome, for which our collaboration partner, Institute Pasteur, completed a Phase I/II clinical study and recently transferred sponsorship of the study’s extension protocol to us;

•                  A product candidate based on glial cell line-derived neurotrophic factor (GDNF) for the treatment of Parkinson’s disease, which is currently being studied in an investigator-sponsored Phase I clinical study led by Kristof Bankiewicz, MD, PhD, at the University of California, San Francisco; and

•                  AMT-130 for the treatment of Huntington’s disease, in which we have demonstrated preclinical proof of concept and have initiated IND-enabling studies;

3) Cardiovascular disease

•                  Our preclinical product candidate based on the S100A1 gene, a master regulator of heart function, for the treatment of congestive heart failure and currently being developed with BMS; and

•                  Three additional undisclosed targets designated by BMS

On January 7, 2016, we announced the preliminary, top-line results of our AMT-060 study. The first two out of five patients in the low dose cohort had completed at least 20 and 12 weeks of follow up and had central-lab-confirmed Factor IX (“FIX”) expression levels of 5.5% and 4.5% of normal, respectively at the cutoff date of December 16, 2015. The three additional patients were treated, but had not achieved the full 12 weeks of follow-up at the cutoff date. However, as of January 6, 2016, four of the five patients, including the first two patients enrolled in the study, had met a secondary objective in the trial by fully discontinuing prophylactic rFIX. The 12 week follow-up, post AMT-060 administration, marks the period in which investigators in the trial attempt discontinuation of prophylactic rFIX, based on FIX expression levels. The first patient in the low-dose cohort experienced a mild, transient and asymptomatic elevation of transaminase levels at around 10 weeks post treatment. This patient received a short, 8-week course of tapering prednisolone doses with rapid return of transaminase levels to baseline values. As of January 6, 2016, no elevated transaminase levels have been observed in the other four patients who had been on therapy for at least 10 weeks.

On March 14, 2016, we treated the first patient in the second cohort of our ongoing AMT-060-01 Phase I/II trial in hemophilia B patients. The primary objective of the second cohort is to assess the safety of the systemic administration of a higher dose of uniQure’s AMT-060 gene therapy in hemophilia B patients that present with a severe or moderately-severe disease phenotype. Secondary objectives of the trial include evaluation of FIX activity levels as well as evaluation of annualized bleeding rates and recombinant FIX usage. The AMT-060-01 Phase I/II study is a 5-year, open-label, uncontrolled, dose-ascending trial that includes two cohorts, with the low-dose cohort using a treatment of 5x1012 gc/kg and the high-dose cohort using 2x1013 gc/kg. AMT-060 consists of a codon-optimized wild type FIX gene and the LP1 liver promoter together with the AAV5 viral vector, manufactured using uniQure’s proprietary insect cell based manufacturing technology. It is administered, without immunosuppressant therapy, through the peripheral vein in a single treatment session for approximately 30 minutes. All patients are screened for pre-existing AAV5 antibodies before treatment and Data Monitoring Committee (DMC) reviews are conducted after each of the first 2 patients in the second cohort.

On February 24, 2016, we presented data in part presented at the 11th Annual CHDI Huntington’s Disease Therapeutics Conference from a paper published, titled “Design, Characterization, and Lead Selection of Therapeutic miRNAs Targeting Huntington for Development of Gene Therapy for Huntington’s Disease”. The paper was authored by a research team led by Pavlina Konstantinova, Ph.D., Director of Emerging Technologies at uniQure under the direction of Chief Scientific Officer Harald Petry, Ph.D. The publication describes multiple approaches to silencing HTT using expression cassette-optimized artificial microRNAs (miHTTs). Several miHTT scaffolds were incorporated in an AAV5 vector using uniQure’s established baculovirus-based manufacturing platform and administered to a humanized mouse model. The data demonstrate strong silencing of mutant HTT and total HTT silencing in vitro and in vivo. Furthermore, it was shown that HTT knock-down efficiency could be increased to 80% by using optimized miHTT scaffolds.

On March 22, 2016, we announced the publication of preclinical data supporting our proprietary Huntington’s disease gene therapy program, AMT-130. Findings published in the current issue of the peer-reviewed journal Molecular Therapy-Nucleic Acids provide preclinical proof of concept for AMT-130 and demonstrate the potential of a one-time administration of AAV5-delivered gene therapy into the CNS to silence HTT. Based on these results, uniQure has initiated further studies of AMT-130 to support the filing of an investigative new drug application with the FDA.

On March 24, 2016, we assumed the sponsorship of the Phase I/II extension study for the Sanfilippo B syndrome (AMT-110) from our collaborator Institut Pasteur AFM/INSERM Consortium. Sanfilippo B syndrome is a potentially fatal lysosomal storage disease that results in serious brain degeneration in children. This gene therapy consists of an AAV5 vector carrying a therapeutic α N acetylglucosaminidase, or NaGLU gene.

On April 5, 2016, the Company was notified of a partial award of the sole arbitrator related to our ongoing arbitration proceedings with Extera Partners LLC. The sole arbitrator partially found in Extera Partners’ favor and held that it was entitled to €581,000 (plus interest) in success fees in respect of consideration received to date in connection with the relevant partnering transaction. Decisions on Extera Partners’ claim for a success fee in respect of potential future revenues in connection with the relevant partnering transaction, and on the costs of the arbitration, will be made in further proceedings. The Company intends to continue vigorously defend against Extera Partners’ claims. As of the reporting date the Group accrued €1.3 million in success fees (plus interest) and legal fees.

On May 6, 2016, we amended and restated our existing $20 million loan and security agreement with Hercules Capital Inc. (“Restated Loan Agreement”). The Restated Loan Agreement provides more flexible and beneficial conditions by extending the term of the loan from June 2018 to May 2020, prolonging the interest-only period from April 2016 to at least October 2017, reducing the annual interest rate from 10.25% to 8.25% (subject to adjustments) and permitting further term loan advances prior to June 2017 up to an additional $20 million, at the discretion of the Company.

As of March 31, 2016, we had cash and cash equivalents of €184.6 million.

We had a net loss of €20.6 million for the three months ended March 31, 2016 (€12.6 million for the three months ended March 31, 2015). As of March 31, 2016, we had an accumulated deficit of €273.1 million. We anticipate that our expenses will increase substantially in the future as we:

•                  continue our ongoing Phase I/II clinical trial of AMT-060 for hemophilia B in collaboration with Chiesi and prepare for a pivotal Phase III study;

•                  assume the sponsorship from Institut Pasteur of the Phase I/II extension protocol of AMT-110 for Sanfilippo B and prepare for a pivotal Phase III study;

•                  expand our research capabilities to support our collaboration with BMS to develop gene therapies in cardiovascular and other target-specific areas;

•                  advance the preclinical and clinical development of our other product candidates, including those targeting Huntington’s disease and hemophilia A, and seek to discover and develop additional product candidates;

•                  seek marketing approval for any product candidates that successfully complete clinical trials;

•                  exercise our options to acquire rights and pursue development of certain product candidates, the development of which is currently being conducted and funded by third parties;

•                  acquire or in-license rights to new therapeutic targets or product candidates;

•                  enter into collaboration agreements with third parties to collaborate on the research and development of potential product candidates;

•                  complete our EMA-mandated post-approval clinical trials of Glybera and maintain an LPLD patient registry;

•                  establish a sales, marketing and medical affairs infrastructure in the United States;

•                  fund the ongoing operations of our manufacturing facility in Lexington, Massachusetts;

•                  maintain, expand and protect our intellectual property portfolio, including in-licensing additional intellectual property rights from third parties;

•                  hire additional senior management and other personnel, particularly in our manufacturing, research, clinical development, medical affairs, commercial and quality control groups;

•                  augment our corporate infrastructure, including the improvement of our information systems and addition of finance, human resource, legal and compliance personnel; and

•                  fund the refurbishment of a new facility in Amsterdam, The Netherlands.

Financial operations overview

Revenues

We recognize collaboration revenues associated with development activities that are reimbursable by Chiesi and BMS under our respective co-development agreements. We expect to continue to recognize such collaboration revenues going forward, in accordance with our contractual agreements.

We recognize license revenues associated with the amortization of the non-refundable upfront and target designation fees we received from Chiesi and BMS. The timing of these cash payments may differ from the recognition of revenue, as revenue is deferred and recognized over the duration of the performance period. We treat other revenue, such as milestone payments or service fees, as earned when received.

We recognize product revenues from the delivery of Glybera to our commercialization partner, Chiesi.

We expect our revenues to vary from quarter to quarter and year to year, depending upon, among other things, the commercial success of Glybera in the EU, the number of target candidates designated by BMS and associated research programs initiated, the timing of clinical, regulatory and sales-related milestones that trigger contractual payments from our collaborators, the number of milestones achieved, the cost associated with ongoing, reimbursable development efforts, any new collaboration arrangements we may enter into and the terms we are able to negotiate with our collaborators.

Because LPLD is an orphan disease and we expect that the number of patients that will be treated with Glybera is relatively small, and because we currently receive a one-time payment for a single patient treatment, we anticipate that revenues from Glybera may vary significantly from period to period. Further, because we currently anticipate that LPLD patients will require only a single administration with Glybera, we do not expect to earn recurring revenue from treated patients. We therefore believe that period-to-period comparisons should not be relied upon as indicative of our future revenues.

Other income

Our other income consists principally of government grants, subsidies and investment credits that support our research and development efforts in defined projects, which we refer to as grants. These grants generally provide for reimbursement of our approved expenses incurred as defined in various grants. We recognize grants when expenses are incurred in accordance with the terms and conditions of the grant and the collectability of the receivable is reasonably assured. Because we have limited or no control over the timing of receipt of grants, the amount of other income varies from period to period and is not indicative of underlying trends in our operations.

Cost of goods sold

Cost of goods sold includes raw materials, directly attributable labor costs and directly related charges by third party service providers, and the royalties and other related payments to third parties we must make under the license agreements covering various aspects of the technology underlying the composition and manufacture of Glybera. We also include the amortization expense related to those intangible assets predominantly serving commercial purposes.

We also include in cost of goods sold amounts that we are required to repay to the Dutch government in respect of a technical development loan that we received in the period from 2000 to 2005 to support the early development of Glybera. We expect to pay to the Dutch government 20% of any gross amounts we receive from Chiesi in connection with sales of Glybera, as and when received, until the earlier of such time as the loan is repaid in full or December 31, 2019.

Research and development expenses

Research and development expenses consist principally of expenses associated with employees, manufacturing facilities, clinical development, collaborations with third parties, license fees, laboratory consumables and depreciation.

Our research and development expenses primarily consist of costs incurred for the research and development of our product candidates, which include:

•                  AMT-060 (hemophilia B). We initiated a Phase I/II clinical trial of AMT-060 for the treatment of hemophilia B in the first quarter of 2015 in collaboration with Chiesi. Under our co-development agreement, we and Chiesi will each bear half of the agreed development costs of this program;

•                  S100A1 (congestive heart failure). In the third quarter of 2014, we started to incur costs related to the pre-clinical development of product candidates targeting the S100A1 gene. Since May 2015, all costs related to the program are reimbursed by BMS under the collaboration agreement;

•                  AMT-110 (Sanfilippo B). We have incurred costs related to the development and manufacture of clinical supplies of AMT-110 for the ongoing Phase I/II clinical trial, and expect to incur further costs in the future as we assume sponsorship of the Phase I/II extension protocol and prepare for a pivotal study.

•                  AMT-130 (Huntington’s disease). We have incurred costs related to pre-clinical research for AMT-130.

•                  Hemophilia A and other preclinical research programs. We incur costs related to the research of multiple preclinical gene therapy product candidates with the potential to treat certain rare and other serious medical conditions, including liver-directed diseases such as hemophilia A, and neurological indications.

•                  Technology platform development and other related research. We incur significant research and development costs related to vector design, manufacturing and other aspects of our modular gene therapy technology platform that are applicable across all of our programs. Additionally, we have incurred costs related to intellectual property, depreciation of equipment and our research and development facilities. These costs are not allocated to specific programs.

Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including the timing of validation studies, batch production, regulatory filings and approvals and enrollment of patients in clinical trials. We expect that our research and development expenses will increase significantly as we increase our staff, progress our clinical programs, advance the research and development of our other product candidates and commence manufacturing at our facility in Lexington, Massachusetts. The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing or estimated costs of, or cash flows resulting from, the development of any of our product candidates. This is due to numerous risks and uncertainties associated with developing gene therapies, including the uncertainty of:

•             the scope, rate of progress and expense of our research and development activities;

•             our ability to successfully manufacture and scale-up production;

•             clinical trial protocols and results;

•             the terms and timing of regulatory approvals;

•             the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

•             our ability to agree to ongoing development budgets with collaborators who share the costs of our development programs; and

•             our and our collaborators’ ability to market, commercialize and achieve market acceptance for our product candidates that we may develop in the future.

A change in the outcome of any of these variables with respect to our product candidates that we may develop could mean a significant change in the expenses and timing associated with the development of such product candidate.

Selling, general and administrative expenses

Our selling, general and administrative expenses have consisted to date principally of employee, office, consultancy, public company related costs, information technology, accounting and finance, business development, human resources, investor relations, legal and other professional and administrative expenses. We expect that our selling, general and administrative expenses will increase significantly in the future as our business expands and we add further personnel and infrastructure. Our expenses associated with operating as a public company include costs for personnel, legal, accounting and audit fees, directors’ and officers’ liability insurance premiums and expenses related to investor relations.

Other gains / losses—net

Other gains / losses—net consist of foreign exchange results from the translation of monetary items (except for borrowings). We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar and, to a lesser extent, the British pound, as we acquire certain materials and pay for certain licenses and other services in these two currencies. We have not established any formal practice to manage the foreign exchange risk against our functional currency.

Other gains / losses—net for the three months ended March 31, 2016, includes an expense of €1.3 million in relation to the partial award in the arbitration with Extera Partners.

Finance income

Our finance income consists of interest income earned on our cash and cash equivalents, gains on derivative financial instruments (described below) and foreign exchange gains on the Hercules venture debt loan. We deposit our cash and cash equivalents primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts have historically generated only minimal interest income.

We entered into various financing arrangements with our investors, including convertible notes issued in 2009 converted into ordinary shares in April 2012, and further convertible notes issued in 2012 and 2013, which were converted into ordinary shares in July 2013. Each of the convertible notes consisted of a debt element and an embedded derivative element. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently measured at fair value through profit and loss as finance income or finance expense.

Finance expense

Finance expenses consist primarily of interest due on our Hercules venture debt loan.

Results of operations

Comparison of the three months ended March 31, 2015, and 2016

	Three months ended
	March 31,
	2015	2016	Change
	(€ in thousands)%
License revenues	221	1,101	398%
Collaboration revenues	886	2,801	216%
Total revenues	1,107	3,902	252%
Cost of goods sold	—	(76)
Other income	206	401	95%
Research and development expenses	(10,106)	(15,128)	50%
Selling, general and administrative expenses	(4,159)	(6,604)	59%
Other gains/(losses), net	4,245	(4,058)	-196%
Total operating costs	(9,814)	(25,465)	159%
Operating result	(8,707)	(21,563)	148%
Finance income	19	1,520	7900%
Finance expense	(3,950)	(533)	-87%
Result before corporate income tax	(12,638)	(20,576)	63%
Corporate income tax	—	—
Net loss	(12,638)	(20,576)	63%

Revenues

License revenues for the three months ended March 31, 2016 were €1.1 million, an increase of €0.9 million or 398% from the €0.2 million for the three months ended March 31, 2015. The increase primarily resulted from the amortization of upfront payments and target designation fees received from BMS in the second and third quarters of 2015.

Collaboration revenues for the three months ended March 31, 2016 were €2.8 million, an increase of €1.9 million or 216% from the €0.9 million for the three months ended March 31, 2015. The change was primarily due to the increase in research activities associated with S100A1 for heart failure, which are fully reimbursed by BMS in accordance with our collaboration agreement.

Cost of goods sold

Cost of goods sold for the three months ended March 31, 2016 were €0.1 million compared to zero for the three months ended March 31, 2015. The change related to the amortization of intangible assets dedicated to our commercial product Glybera. No amortization was recorded in the first quarter 2015 as we had not yet commenced commercialize of Glybera during the period.

Other income

Other income for the three months ended March 31, 2016 was €0.4 million, an increase of €0.2 million or 95% from the €0.2 million for the three months ended March 31, 2015. The change reflected an increase in government grants earned due to increasing research activities during the current period.

Research and development expenses

Research and development expenses for the three months ended March 31, 2016 were €15.1 million, an increase of €5.0 million or 50% from the €10.1 million for the three months ended March 31, 2015. These change is mainly due to the initiation of our Phase I/II clinical study of AMT-060 in hemophilia B, an increase in activities in support of our collaboration agreement with BMS, which closed in May 2015, and the continued progression of our various research programs, including our collaboration with 4D and preclinical product candidates for hemophilia A and Huntington’s disease.

Following the closing of our collaboration with BMS in May 2015, we significantly intensified our research and development efforts related to S100A1 for heart failure. In particular, we expanded our staff supporting the BMS collaboration, which increased our costs by €1.3 million during the first quarter 2016, compared to the same period in 2015. Additionally, our spending associated with contract research organizations and bench fees increased by €1.6 million during the first quarter 2016, compared to the same period in 2015.

Additionally, rent expense allocated to research and development for the first three months ended March 31, 2016 increased by €0.7 million, compared to the same period in 2015, as a result of adding a new research facility at our Amsterdam site in October 2015 and the commencement of the lease of our new Amsterdam facility.

Moreover, following the commercialization of Glybera in September 2015, we discontinued capitalizing the development cost of Glybera and currently account for such activities as Research and development expense. Consequently, no research and development expense related to Glybera was incurred during the three months ended March 31, 2015.

Selling, general and administrative expenses

Our selling, general and administrative expenses for the three months ended March 31, 2016, were €6.6 million, an increase of €2.4 million or 59% from the €4.2 million for the three months ended March 31, 2015. The change primarily consisted of a €0.9 million increase related to the addition of employees, contractors and consultants in finance, information technology and human resources, a €0.3 million increase in professional fees associated with investor relations, recruiting, legal, and other corporate matters, and a €0.8 million increase related to expenses associated with the Glybera global registry and Phase IV study, which were previously capitalized in the same period in 2015, prior to the commencement of Glybera commercialization.

Other losses — net

In the three months ended March 31, 2016, we incurred €2.7 million of losses compared to a €4.2 million gain in the three months ended March 31, 2015. The change related to variations in the foreign exchange rate between the euro and the U.S. dollar.

Furthermore, in the three months ended March 31, 2016, we reserved €1.3 million related to a partial award received on April 5, 2016 in conjunction with our ongoing arbitration proceedings with Extera Partners. The reserve includes €0.6 million for previous success fees owed to Extera, plus interest, as well as estimated legal fees.

Finance result, net

Our net finance result, net for the three months ended March 31, 2016 was a gain of €1.0 million compared to a loss of €3.9 million for the three months ended March 31, 2015. The change resulted from a €2.7 million favorable variation in unrealized foreign exchange losses associated with our U.S. dollar-denominated Loan Facility. In addition, in the three months ended March 31, 2016, we benefited from a €2.2 million favorable change in the fair value of the warrants issued, compared to the three months ended March 31, 2015.

	Three months ended
	March 31,
	2015	2016	Change
	(€ in millions)
Foreign exchange loss Hercules loan facility	(1.9)	0.8	2.7
Change in fair value of warrants	(1.5)	0.7	2.2
Borrowing cost Hercules loan	(0.5)	(0.5)	—
Finance result, net	(3.9)	1.0	4.9

Liquidity and capital resources

In our early years, we received funding and subsidized rent from the Academisch Medisch Centrum, or Academic Medical Center (AMC), government grants, income for cGMP contract manufacturing of biologics for third parties, and small amounts of equity financing. From our first institutional venture capital financing in 2006 through March 2016, we funded our operations primarily through private and public placements of equity securities, and convertible and other debt securities, in the aggregate amount of €344.1 million ($415.3 million). During this same period, we also received total other income, consisting principally of government grants and subsidies, of €7.1 million, and total nonrefundable collaboration funding of €78.3 million, and $20.0 million (€14.7 million) in venture debt financing.

In February 2014, we completed our IPO, placing 5.4 million shares at $17.00 per share, raising total gross proceeds of $91.8 million (€67.3 million) and net proceeds of $85.4 million (€62.6 million) after commissions but before expenses.

In April 2015, we closed of our follow-on public offering of 3 million ordinary shares at price to the public of $29.50 per ordinary share. After deducting underwriting discounts but before share issuance expenses, the net proceeds of the follow-on public offering were $83.2 million (€78.5 million).

In April 2015, we entered into collaboration agreements with BMS, the financial terms of which consist of:

•                  an upfront payment of $50.0 million made at the closing of the transaction on May 2015;

•                  a $15.0 million payment made in July 2015, following the selection of three new collaboration targets;

•                  an initial equity investment of $37.6 million for the purchase of 1.1 million ordinary shares, representing 4.9% of our outstanding shares following such issuance, made in June 2015 at a price of $33.84 per share;

•                  a second equity investment of $37.9 million for the purchase of an additional 1.3 million ordinary shares, representing 5.0% of our outstanding shares following such issuance, made in August 2015 at a price of $29.67 per share;

•                  two warrants to acquire up to an additional 10% equity interest in the aggregate, at a premium to market, based on additional targets being introduced into the collaboration;

•                  research, development and regulatory milestone payments, including up to $254 million for the lead S100A1 therapeutic and up to $217 million for each other gene therapy product potentially developed under the collaboration;

•                  reimbursement for all research costs associated with the collaboration;

•                  terms related to uniQure’s manufacturing and supply of product to BMS; and

•                  net sales-based milestone payments and tiered single to double-digit royalties on product sales.

Cash flows

Our cash and cash equivalents as of March 31, 2016 were €184.6 million. The table below summarizes our consolidated cash flow data for the three month periods ended March 31, 2015, and 2016:

	Three months ended
	March 31,
	2015	2016
	(€ in millions)
Net cash used in operating activities	(12.0)	(14.8)
Net cash used in investing activities	(2.0)	(1.8)
Net cash generated from financing activities	0.1	0.7
Net decrease in cash and cash equivalents (excluding the currency effect on changes of cash and cash equivalents)	(13.9)	(15.9)

Net cash (used in)/generated by operating activities

Net cash used in operating activities was €14.8 million in the three months ended March 31, 2016, compared to €12.0 million of cash used in the three months ended March 31, 2015. The increase results from the increase in research and development and selling, general and administrative expenses.

Net cash used in investing activities

Net cash used in investing activities was €1.8 million in the three months ended March 31, 2016, a decrease of €0.2 million or 10% from the €2.0 million in the three months ended March 31, 2015. In the three months ended March 31, 2016, we primarily invested in laboratory equipment and the improvements of our leaseholds, including our new office in Amsterdam. These increases were more than offset by lower capital expenditures related to our Lexington facility in comparison to the three months ended March 31, 2015.

Net cash generated from financing activities

We raised €0.7 million in the three months ended March 31, 2016, compared to the €0.1 million in the three months ended March 31, 2015, from the issuance of shares in relation to our share incentive plans.

Cash and funding sources

The table below summarizes our sources of financing for the three months ended March 31, 2015 and March 31, 2016.

Equity
capital
(€ in millions)
Three months ended March 31, 2016	0.8
Three months ended March 31, 2015	0.1

•                  Our sources of financing in the three months ended March 31, 2016 included the issuance and sale of 0.5 million ordinary shares as part of our share incentive plans, with net proceeds of €0.8 million.

•                  Our sources of financing in the three months ended March 31, 2015 included the issuance and sale of 0.3 million ordinary shares as part of our share incentive plans, with net proceeds of €0.1 million.

Funding requirements

We believe our cash and cash equivalents as at March 31, 2016, will enable us to fund our operating expenses, including our debt repayment obligations as they become due, and capital expenditure requirements, for at least the next twelve months. Our future capital requirements will depend on many factors, including:

•                  the potential to receive future consideration pursuant to our collaboration with BMS, which is largely contingent on achieving certain research, development, regulatory and sales milestones;

•                  our collaboration agreements remaining in effect, our ability to obtain research and development funding and achieve milestones under these agreements and our ability to enter into other such new arrangements in the future;

•                  the scope, progress and results of our current and planned clinical trials, including for AMT-060 for hemophilia B, AMT-110 for Sanfilippo B and the Phase IV study for Glybera;

•                  the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for our additional product candidates, including those for the treatment of Huntington’s disease and hemophilia B;

•                  the number of other product candidates that we pursue and their respective development requirements;

•                  the cost, timing and outcome of regulatory review of our product candidates;

•                  the cost and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval in the future;

•                  the amount and timing of revenue, if any, we receive from commercial sales of any product candidates for which we, or our collaboration partners, receive marketing approval in the future;

•                  the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

•                  the repayments of the principal amount of our venture debt loan with Hercules which contractually will start in November 2017 and will run through May 2020;

•                  the extent to which we exercise our options to acquire rights and pursue development of certain product candidates, the development of which is currently being conducted and funded by third parties;

•                  the extent to which we acquire or in-license other businesses, products or technologies;

•                  the costs associated with maintaining quality compliance and optimizing our manufacturing processes, including the operating costs associated with our Lexington, Massachusetts manufacturing facility;

•                  the costs associated with maintaining, expanding and protecting our intellectual property portfolio, including in-licensing additional intellectual property rights from third parties;

•                  the costs associated with hiring additional senior management and other personnel, particularly in our manufacturing, research, clinical development, medical affairs, commercial and quality control groups;

•                  the costs associated with augmenting our corporate infrastructure, including the improvement of our information systems and addition of finance, human resource, legal and compliance personnel;

•                  the outcome of our arbitration proceedings with Extera Partners; and

•                  the funding of the refurbishment of a new facility in Amsterdam, The Netherlands.

We have no committed sources of additional financing, other than our collaboration agreements with Chiesi and BMS. Until such time, if ever, as we can generate substantial product revenues from sales of Glybera by Chiesi or otherwise, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution and licensing arrangements. We are subject to covenants under the Hercules loan agreement, and may become subject to covenants under any future indebtedness that could limit our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, which could adversely impact our ability to conduct our business. In addition, our pledge of assets as collateral to secure our obligations under the Hercules loan agreement may limit our ability to obtain debt financing. To the extent we need to finance our cash needs through equity offerings or debt financings, such financing may be subject to unfavorable terms including without limitation, the negotiation and execution of definitive documentation, as well as credit and debt market conditions, and we may not be able to obtain such financing on terms acceptable to us or at all. If financing is not available when needed, including through debt or equity financings, or is available only on unfavorable terms, we may be unable to meet our cash needs. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves, which could have a material adverse effect on our business, financial conditions, results of operations and cash flows.

Capital expenditures

Net cash used in investing activities was €1.8 million in the three months ended March 31, 2016, a decrease of €0.2 million or 10% from the €2.0 million in the three months ended March 31, 2015. In the three months ended March 31, 2016, we primarily invested in laboratory equipment and the improvements of our leaseholds, including our new office in Amsterdam. These increases were more than offset by lower capital expenditures related to our Lexington facility in comparison to the three months ended March 31, 2015.

During the first quarter 2016 we invested €1.0 million to improve the leaseholds at our Amsterdam sites. Additionally, we invested €0.8 million in office and laboratory equipment at our Lexington site. During the first quarter of 2015 we invested €1.5 million in office and laboratory equipment at our Lexington site.

Contractual obligations and commitments

The table below sets forth our contractual obligations and commercial commitments as of March 31, 2016, that are expected to have an impact on liquidity and cash flows in future periods.

	Less than	Between 1	Between 2	Over 5
	1 year	and 2 years	and 5 years	years	Total
	(€ in thousands)
Debt obligations (including interest)	7,751	8,016	4,823		20,590
Operating lease obligations	2,558	1,275	9,944	22,124	35,901
Finance lease obligations	90	—	—	—	90
Total	10,399	9,291	14,767	22,124	56,581

The table above does not include:

•                  payments we may be obligated to make under our license or collaboration agreements, other than fixed periodic maintenance costs. Such additional payment obligations may be material;

•                  obligations to the sellers of uniQure GmbH. These milestone obligations can be settled in either cash or ordinary shares; and

•                  our obligations to repay the Dutch technical development loan.